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Securities and Exchange Co████████████████████
Division of Corporate Finan█
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



07021886

SUPPL

9 March 2007

Re: Compagnie Financière Richemont AG/Richemont
S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's")
exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the
announcement in French and German disclosing the number of Richemont A-units
acquired under the terms of the unit buy-back scheme to 8 March 2007. This
information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the
Exchange Act with the understanding that such information and documents will not
be deemed "filed" with the Commission or otherwise subject to the liabilities of
Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of
Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have
any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D.
Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W.,
Washington D. C. 20005.

Very truly yours,

ff Ellen Styx

Alan Grieve

Enclosures

PROCESSED

cc: Mr Richard L Muglia

MAR 2 2 2007
THOMSON
FINANCIAL

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode: **23. Februar 2007 bis 8. März 2007**

Anzahl der gekauften "A" Units: **0**
Anzahl der verkauften "A" Units: **(215'583)**

Anzahl der seit Beginn des Rückkaufsprogrammes
erworbenen "A" Units (Beginn 25. Februar 2004): **5'000'000**

Nettobestand an eigenen "A" Units per 8. März 2007: **14'542'065**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units
(oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum: **9. März 2007**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve
Telefon: 041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 23 février 2007 au 8 mars 2007**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**(215'583)**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 8 mars 2007	**14'542'065**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date:	**le 9 mars 2007**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve
Téléphone:	041 727 23 55

